[redacted]

10027440 :OMMISSION
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BP 3/1

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51826

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Landaas & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

411 E. Wisconsin Avenue Suite 2000
(No. and Street)

Milwaukee	WI	53202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian D Kilb 414-223-1099
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

115 South 84th Street Suite 400	Milwaukee	WI	53214
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC Mail Processing Section

FEB 26 2010

Washington, DC 121

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BP 3/3

OATH OR AFFIRMATION

I, Brian D. Kilb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Landaas & Company, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Operating Officer
Title

Notary Public 2/14/12/2012

NOTARY PUBLIC
JEAN C. BALEY
STATE OF WISCONSIN

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LANDAAS & COMPANY

Milwaukee, Wisconsin

December 31, 2009

FINANCIAL STATEMENTS

Including Independent Auditors' Report

LANDAAS & COMPANY

TABLE OF CONTENTS

BAKER TILLY

Baker Tilly Virchow Krause, LLP
115 S 84th St, Ste 400
Milwaukee, WI 53214-1475
tel 414 777 5500
fax 414 777 5555
bakertilly.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Landaas & Company
Milwaukee, Wisconsin

We have audited the accompanying statement of financial condition of Landaas & Company as of December 31, 2009 and the related statements of income and retained earnings and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Landaas & Company as of December 31, 2009 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
February 22, 2010

LANDAAS & COMPANY

STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS

ASSETS	
Cash and cash equivalents	$ 623,407
Deposit with clearing broker/dealer	25,000
Trading securities	5,946
Accounts receivable	10,734
Commissions receivable	11,075
Furniture and equipment, net	161,289
Prepaid expenses and other assets	66,171
TOTAL ASSETS	$ 903,622

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable	$ 42,244
Accrued salaries and benefits	219,765
Accrued taxes	4,298
Total Liabilities	266,307
STOCKHOLDER'S EQUITY	
Capital stock, $1 par value, 56,000 shares authorized, 1,000 shares issued and outstanding	1,000
Retained earnings	636,315
Total Stockholder's Equity	637,315
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 903,622

See accompanying notes to financial statements.

LANDAAS & COMPANY

STATEMENT OF INCOME AND RETAINED EARNINGS
Year Ended December 31, 2009

REVENUES	
Commissions	$ 6,558,822
Advisory fees	252,024
Interest income	1,085
Total Revenue	6,811,931
EXPENSES	
Employee compensation and benefits	5,100,705
Occupancy and rentals	416,664
Professional fees	324,702
Advertising and promotion	35,875
Office supplies and expenses	134,358
Depreciation	78,318
Other operating expenses	68,684
Total Expenses	6,159,306
NET INCOME	652,625
RETAINED EARNINGS - Beginning of Year	683,690
Dividends	(700,000)
RETAINED EARNINGS - END OF YEAR	$ 636,315

See accompanying notes to financial statements.

LANDAAS & COMPANY

STATEMENT OF CASH FLOWS
Year Ended December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 652,625
Adjustments to reconcile retained earnings to net cash flows from operating activities	
Depreciation	78,318
Changes in assets and liabilities	
Accounts receivable	(92)
Commissions receivable	889
Prepaid expenses and other current assets	37,728
Accounts payable	(31,820)
Accrued salaries and benefits	(61,950)
Unrealized loss on marketable securities	1,467
Accrued taxes	2,154
Net Cash Flows from Operating Activities	679,319
CASH FLOWS USED IN INVESTING ACTIVITIES	
Purchases of furniture and equipment	(27,893)
CASH FLOWS USED IN FINANCING ACTIVITIES	
Dividends	(700,000)
Net Change in Cash and Cash Equivalents	(48,574)
CASH AND CASH EQUIVALENTS - Beginning of Year	671,981
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 623,407
Supplemental cash flows disclosures	
Interest payments	$ 12,583

See accompanying notes to financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Nature of Operations

Landaas & Company (the "Company") was incorporated under the laws of the State of Wisconsin on July 20, 1989, for the purpose of investment management. During December 1999, the Company became a licensed broker/dealer in securities.

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission (SEC) and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as customarily kept by a clearing broker/dealer.

Revenue Recognition

Commissions and related clearing expenses are recorded on a settlement-date basis, which approximates the trade-date basis. Investment advisory fees are received quarterly, but are recognized as earned on a pro rata basis over the term of the contract.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid, short-term investments with a maturity at the date of acquisition of three months or less. The Company maintains cash balances at an FDIC insured commercial bank. These balances may at times exceed the federally insured limit of $250,000.

Securities Owned

Marketable securities are recorded on the trade date and reported at fair value as determined by market quotes. Securities whose market values are not readily determinable, if any, are reported at cost, which management of the Company has determined approximates fair value.

NOTE 1 - Summary of Significant Accounting Policies (cont..)

Furniture and Equipment

Property and equipment are recorded at cost. Maintenance and repairs are charged to expense as incurred. Depreciation is calculated by straight-line and accelerated methods over the estimated useful life of the asset, which ranges from three to ten years.

Income Taxes

The Company, with the consent of its stockholder, elected S Corporation status on January 1, 2006, to be taxed under sections of the federal and state income tax laws, which provide that, in lieu of corporation income taxes, the stockholder separately accounts for his prorata share of the Company's items of income, deductions, losses and credits. Therefore, the financial statements at December 31, 2009 and for the year then ended do not include any provision for current corporation income taxes or deferred or current income tax receivable or payable accounts.

No provision has been made for any amounts, which may be advanced or paid as distributions to the stockholder to assist in paying personal income taxes on the income of the Company.

Subsequent Events

Accounting guidelines established general standards and requirements for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date; that is, whether that date represents the date the financial statements were issued or were available to be issued. The Company evaluated subsequent events through the financial statement issuance date.

NOTE 2 - Fair Value of Financial Instruments

Effective October 1, 2008, the Company adopted guidance related to fair value measurements. This guidance establishes a framework for measuring fair value and expands disclosures about fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liabilities in an orderly transaction between market participants at the measurement date (exit price) and establishes a framework for measuring fair value.

The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. The Company is able to classify fair value balances based on the observability of those inputs. The guidance establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 Measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

NOTE 2 - Fair Value of Financial Instruments (cont.)

Level 1 - Quoted market prices in active markets for identical assets or liabilities.

Level 2 - Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3 - Unobservable inputs that are not corroborated by market data.

The table below presents the balances of assets and liabilities measured at fair value on a recurring basis by level within the hierarchy.

	December 31, 2009			
	Total	Level 1	Level 2	Level 3
Trading securities	$ 5,946	$ 5,946	$ -	$ -

The estimated carrying and fair values of the Company's financial instruments are as follows:

	2009	
	Carrying Value	Estimated Fair Value
Financial assets:		
Trading securities	$ 5,946	$ 5,946

The Company holds an investment in the capital stock of Nasdaq OMX Group Inc. which is classified as a trading security. The stock of Nasdaq OMX Group Inc. is publicly traded on the New York Stock Exchange and is considered a Level 1 item.

NOTE 3 - Employee Benefit Plan

The Company has a defined contribution 401(k) savings plan (the "Plan") covering substantially all employees. The Company did not make any contributions to the Plan in 2009.

NOTE 4 - Deposit with Clearing Broker/Dealer

The Company is dependent on its clearing broker/dealer, Pershing LLC ("Pershing"), a wholly owned subsidiary of the Bank of New York, for the everyday processing of customer transactions as required under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC.

Pershing requires that the Company maintain a minimum deposit of $25,000. This amount was held by Pershing at December 31, 2009.

NOTE 5 - Trading Securities

The Company owns 300 shares of stock in the NASDAQ OMX Group, Inc. having a fair value of $5,946 at December 31, 2009.

NOTE 6 - Furniture and Equipment

Furniture and equipment consists of the following at December 31, 2009:

Furniture and fixtures	$ 521,246
Office equipment	492,552
Total	1,013,798
Less: Accumulated depreciation	(852,509)
Net	$ 161,289

Depreciation expense amounted to $78,318 in 2009.

NOTE 7 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2009, the Company had net capital of $391,584 which was $341,584 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.68 to 1 at December 31, 2009.

The Company is also subject to minimum capital requirements by certain state regulatory agencies and was in compliance with these requirements at December 31, 2009.

NOTE 8 - Off-Balance-Sheet Risk

The Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for the execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer. The Company incurred no losses in 2009 due to the inability of customers to fulfill contractual commitments.

NOTE 9 - Lease Commitments

The Company leases its office space from an unrelated party under an operating lease that expires on April 30, 2012. The base rental was $15,823 per month at December 31, 2009, plus additional charges for taxes, electricity, repairs, and maintenance. The Company also leases office equipment from an unrelated entity under operating leases. Future minimum lease payments as of December 31, 2009 are as follows:

Years ending December 31:	
2010	$ 205,850
2011	205,108
2012	66,920
	$ 477,878

The total rental expense for office space, including real estate taxes and maintenance costs incurred, was $319,337 for 2009.

SUPPLEMENTAL INFORMATION

BAKER TILLY

Baker Tilly Virchow Krause, LLP
115 S 84th St, Ste 400
Milwaukee, WI 53214-1475
tel 414 777 5500
fax 414 777 5555
bakertilly.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Stockholder
Landaas & Company
Milwaukee, Wisconsin

We have audited the accompanying financial statements of Landaas & Company as of and for the year ended December 31, 2009, and have issued our report thereon dated February 22, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
February 22, 2010

LANDAAS & COMPANY

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2009

AGGREGATE INDEBTEDNESS	
Accounts payable	$ 42,244
Accrued salaries and benefits	219,765
Accrued taxes	4,298
Total Aggregate Indebtedness	$ 266,307
Minimum required net capital (based on aggregate indebtedness)	$ 17,754
NET CAPITAL	
Stockholder's equity	$ 637,315
Deductions:	
Cash	91
Furniture and equipment, net	161,289
Prepaid expenses and other assets	66,171
Account receivable	17,288
Total Deductions	244,839
Tentative net capital	392,476
NASDAQ Stock Market, Inc. at fair value	5,946
Less haircut at 15%	892
Net capital	391,584
Net capital requirement (Minimum)	50,000
Capital in excess of minimum requirement	$ 341,584
Ratio of aggregate indebtedness to net capital	0.68 to 1

There were no differences between the above calculation and the Company's calculation of net capital as reflected on the unaudited Form 17a-5, Part IIA.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

Landaas & Company is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Landaas & Company. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

BAKER TILLY

Baker Tilly Virchow Krause, LLP
115 S 84th St, Ste 400
Milwaukee, WI 53214-1475
tel 414 777 5500
fax 414 777 5555
bakertilly.com

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Stockholder
Landaas & Company
Milwaukee, Wisconsin

In planning and performing our audit of the financial statements and supplemental schedule of Landaas & Company (the "Company"), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financials that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
February 22, 2010

LANDAAS & COMPANY

Milwaukee, Wisconsin
December 31, 2009

AGREED UPON PROCEDURES

Including Form SIPC-7T

LANDAAS & COMPANY

Table of Contents

BAKER TILLY

Baker Tilly Virchow Krause, LLP
115 S 84th St, Ste 400
Milwaukee, WI 53214-1475
tel 414 777 5500
fax 414 777 5555
bakertilly.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Stockholder
Landaas & Company
Milwaukee, Wisconsin

We have applied agreed-upon procedures with respect to the accompanying schedule (Form SIPC-7T) of Securities Investor Protection Corporation assessments and payments of Landaas & Company (The "Company") for the period April 1, 2009 to December 31, 2009.

This agreed-upon procedures engagement was performed in accordance with attestation standards established by the American Institute of Certified Public Accountants. We have performed the procedures enumerated below, which were agreed to by the Company and are in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission (the "specified parties"). An evaluation of the suffiency of these procedures for the purpose of a given Specified Party is solely the responsibility of that Specified Party. Consequently, we make no representations regarding the sufficiency of the procedures provided below either for the purpose for which this report has been requested or for any other purpose.

Procedures performed:

1. Compared listed assessment payments with respective cash disbursement records entries.
2. Compared amounts reflected in the audited Form X-17A-5 for the period April 1, 2009 to December 31, 2009 with amounts reported in the Transitional Assessment Reconciliation (Form SIPC-7T).
3. Compared adjustments, if any, reported in Form SIPC-7T with supporting schedules and working papers supporting such adjustments.
4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7T and in the schedules and working papers supporting adjustments, if any.
5. Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed.

No exceptions were found as a result of the procedures.

We were not engaged to, and did not, conduct an audit, the objective of which would be the expression of an opinion on the schedule referred to above. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Specified Parties, and is not intended to be and should not be used by anyone other than the Specified Parties.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
February 22, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

051826 FINRA DEC
LANDAAS & COMPANY 13*13
411 E WISCONSIN AVE STE 2000
MILWAUKEE WI 53202-4426

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Joy Schultz

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 244.00

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (150.00)

1/8/2009
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 94.00

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 94.00

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 94.00

H. Overpayment carried forward $(-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Landaas & Company
(Name of Corporation, Partnership or other organization)

Joy Schultz
(Authorized Signature)

Controller, FINOP
(Title)

Dated the 3 day of February, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5,293,034
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-
(2) Net loss from principal transactions in securities in trading accounts.	-
(3) Net loss from principal transactions in commodities in trading accounts.	-
(4) Interest and dividend expense deducted in determining item 2a.	-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-
(7) Net loss from securities in investment accounts.	-
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	5,193,893
(2) Revenues from commodity transactions.	-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	-
(4) Reimbursements for postage in connection with proxy solicitation.	-
(5) Net gain from securities in investment accounts.	-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Bank Acct Interest	785
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 785	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -	
Enter the greater of line (i) or (ii)	785
Total deductions	5,195,463
2d. SIPC Net Operating Revenues	$ 97,571
2e. General Assessment @ .0025	$ 244 (to page 1 but not less than $150 minimum)